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                             September 20, 2023

       Sze Ho Chan
       Chief Executive Officer
       Garden Stage Limited
       Room 201, 2/F, China Insurance Group Building
       141 Des Voeux Road Central
       Central, Hong Kong

                                                        Re: Garden Stage
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 5,
2023
                                                            File No. 333-273053

       Dear Sze Ho Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Risk Factors
       We may become subject to a variety of PRC laws and other obligations, page 27

   1. We note your response to our prior comment 2 and your revised disclosure. Please also revise your disclosure
on page 29 that continues to state that    the Trial Measures have not
                                                        come into effect as of
the date of this prospectus.
       Dilution, page 65

   2. We note your response to our prior comment 5 and related revisions on pages 65 and 66.
                                                        Please tell us and
revise your disclosure to include an explanation for why you add back
 Sze Ho Chan
Garden Stage Limited
September 20, 2023
Page 2
      the deferred IPO costs in the pro forma as adjusted net tangible book value as of March
      31, 2023.
       You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                           Sincerely,
FirstName LastNameSze Ho Chan
                                                           Division of
Corporation Finance
Comapany NameGarden Stage Limited
                                                           Office of Finance
September 20, 2023 Page 2
cc:       Yarona L. Yieh, Esq.
FirstName LastName